Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2008		2007	2008	2007
Earnings:
Add:
Loss before income taxes and minority interest	$(25,946)		$(721)	$(38,751)	$(2,607)
Fixed charges	27,181		26,177	53,034	53,653
Amortization of capitalized interest	3		3	6	5

	1,238		25,459	14,289	51,051
Subtract:
Capitalized interest	25		—	25	—
Distributions to minority holders	2,284		3,245	5,631	3,992

	2,309		3,245	5,656	3,992

Earnings	$(1,071)		$22,214	$8,633	$47,059

Fixed Charges:
Interest expense	$23,003		$23,116	$45,410	$47,458
Capitalized interest	25		—	25	—
Portion of rentals deemed to be interest	4,153		3,061	7,599	6,195

	$27,181		$26,177	$53,034	$53,653

Ratio of earnings to fixed charges	(0.0	)x	0.8x	0.2x	0.9x